SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 21, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports Third Quarter 2012 Results

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2012 RESULTS

EFFICIENCY MEASURES LED TO A SIGNIFICANT REDUCTION OF NIS 600 MILLION IN
 ANNUAL TERMS1 OF THE COMPANY’S OPERATING EXPENSES

FREE CASH FLOW2 THIS QUARTER INCREASED BY 20% COMPARED TO PREVIOUS
QUARTER TO TOTAL OF NIS 375 MILLION, AFTER INVESTMENT OF NIS 125 MILLION IN THE
UPGRADE OF THE NETWORK AND INFORMATION SYSTEMS

OVER THE PAST 12 MONTHS THE COMPANY HAS REPAID NIS 700 MILLION OF DEBT,
INCLUDING NIS 80 MILLION IN THE LAST QUARTER

PARTNER CONTINUES WITH ITS CUSTOMER-CENTRIC STRATEGY AND LEADS IN THE
CUSTOMER SERVICE EXPERIENCE- ARPU IN THE QUARTER WAS
NIS 97, THE HIGHEST IN THE ISRAELI CELLULAR MARKET

THE NETWORK UPGRADE WAS COMPLETED IN MOST AREAS OF THE COUNTRY TO A
SPEED OF 42 Mbps AND PARTNER LEADS BY A CONSIDERABLE MARGIN IN BROWSING
SPEEDS IN VAST AREAS OVER ITS COMPETITORS

EBITDA3 IN THE QUARTER TOTALED NIS 401 MILLION, 30% EBITDA MARGIN
.
NET PROFIT IN THE QUARTER TOTALED NIS 110 MILLION

Rosh Ha’ayin, Israel, November 21, 2012 – Partner Communications Company Ltd. (“Partner” or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today its results for the quarter ending September 30, 2012.

1   Annual rate based on comparison of third quarter 2012 to the third quarter 2011.

2  Free Cash flows from operating activities before interest payments, net of cash flows used for investing activities.

3  For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” below.
.

Q3 2012 Highlights (compared with Q3 2011)

•       Total Revenues: NIS 1,315 million (US$ 336 million), a decrease of 25%
•       Service Revenues: NIS 1,150 million (US$ 294 million), a decrease of 16%
•       OPEX: NIS 942 million (US$ 241 million) compared with NIS 1,252 million, improved by 25%
•       OPEX excluding equipment4: NIS 793 million (US $203 million)compared with NIS 952 million, improved by 17%
•     Net Debt: NIS 4.1 billion (US$ 1.0 billion), a decrease of NIS 0.6 billion
•     Cellular Subscriber Base: 3.04 million at quarter-end

Commenting on the third quarter results, Mr. Haim Romano, Partner's CEO, said:

“The financial results of the third quarter reflect the financial and operational robustness of Partner. The Company reported a strong free cash flow for the third quarter after investments, which totaled NIS 375 million, an increase of 20% compared to the previous quarter. At the same time, we continue to significantly reduce our financial debt and, in the past year, the Company has reduced and repaid debt in the amount of NIS 700 million. Moreover, the operational efficiency measures implemented by the Company over the past year are yielding good results and, among other things, have led to a decrease in the operating expenses by approximately NIS 600 million in annual terms, while improving organizational processes and raising the level of customer service.”

Mr. Haim Romano noted: “In the third quarter, Partner invested NIS 125 million mainly in the upgrade of major parts of the cellular network to a speed of 42 Mbps, as well as, in preparation for the fourth generation technology and in vast areas of the country, Partner’s distinct technological advantage is discernible through the speed of browsing. The Company continues to invest in the world’s leading IT systems, as well as in the development of digital channels to enhance the customer experience.”

Mr. Haim Romano emphasized: “We continue to adhere to the strategy of focusing on the customer and to constantly improve the customer service, with the understanding that the package price is not the main factor in creating customer loyalty. We believe that quality service, offering innovative products and services and an advanced network will enhance and enrich the customer experience, and strengthen the customer’s attachment and loyalty to the Company. The Company continues to adhere to the “Clear” policy which does not prefer new customers over existing customers, even at a cost of a limited reduction in market share, a concept that reinforces the level of loyalty of our customers.

4  Operating expenses including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization

Our customer’s satisfaction and loyalty is also reflected in the highest level of ARPU in the market, despite the increased market competition from a multiplicity of operators. We believe the Company’s customer service continues to be the best in the cellular market and, during the third quarter, Orange was awarded first place among all major cellular operators in Israel in the ’Market-test index for customer experience‘."

Referring to the changes in the telecommunications market, Mr. Haim Romano said: "At the end of the previous quarter Partner launched the 012 Mobile brand, which is primarily based on a self-service model through the internet for customers who want pure cellular network services. We are satisfied with the enrollment of tens of thousands of customers to 012 Mobile, most of whom were previously customers of our competitors.

During the third quarter the operational merger with 012 Smile was completed, which enhanced Partner’s leadership as a comprehensive communications group and has increased the value for our customers. During the quarter, the Company launched bundled service packages offering cellular, fixed line and ISP services, which have been very successful.”

In conclusion, Mr. Haim Romano said: "The financial and operational robustness of the Company, its significant core strengths and competitive ability to quickly adapt to the changing reality, in addition to our consistent investment in innovative growth engines, affirms our position as leaders in the telecommunications market.”

Mr. Ziv Leitman, Partner's Chief Financial Officer commented on the quarter results:

“The financial results of the third quarter compared to the previous quarter reflect the impact of increasing competition, on the one hand and the continued impact of the efficiency measures implemented by the Company during the past year and the seasonality effects, on the other hand.

The Company reported this quarter a strong free cash flow (after interest payments), which totaled NIS 310 million. The cash flow was positively affected by the decrease in working capital, following a decrease in equipment sales and the relatively high proportion of equipment sales by credit card and cash. Assuming these trends continue, the decrease in working capital is expected to continue, which should positively affect the free cash flow in the coming quarters.

Despite the fierce competition in the cellular market the Company succeeded this quarter in maintaining an ARPU level which totaled NIS 97, the highest in the cellular market, compared with NIS 101 in the previous quarter. The ARPU was mainly affected by the continued price erosion and the transition of customers to unlimited packages, which was partially offset by seasonal roaming revenues. The high ARPU reflects the Company's strategy to find a balance between a high ARPU level and market share, in part as a result of our refusal to be drawn into a price war, thereby allowing us to maintain high ARPU. The Company estimates that the level of ARPU for the fourth quarter will be lower than in the third quarter, as a result of seasonality effects and continued price erosion in the market.

In the third quarter, the Company continued to implement efficiency measures while strictly controlling its cost structure. The Company’s operating expenses (excluding equipment, depreciation and amortization) decreased in the third quarter by approximately NIS 60 million, a decrease that resulted from the efficiency measures and one-time decreases in royalty expenses and other expenses.

The Company continues to adjust its workforce to the changing market conditions and, in the third quarter, the number of positions was reduced by approximately 850. In total, from September 2011 until the end of October 2012, the number of positions has been reduced by approximately 2,725 positions, mostly by reducing the level of new recruits. The number of employees on a FTE basis at the end of October 2012 was 5,863.  The Company will continue in the coming quarters to implement operational efficiency measures and to reduce operating expenses.

The Company’s investments in fixed assets totaled NIS 125 million in the third quarter and over the past nine months the Company has invested approximately NIS 371 million in the network and IT systems. Investments in the fourth quarter of 2012 are expected to be at a higher level than in the previous quarters; however, total annual investments will not reach the level of approximately NIS 650 million that was estimated in the annual forecast for 2012.

The Company's net debt at the end of the quarter totaled NIS 4.1 billion, reflecting a decrease of approximately NIS 600 million over the past year. The company intends to use its strong cash flow and to take measures to reduce the level of net debt by an additional amount of approximately NIS 800 million. In light of the decreasing net debt trend, the Company took measures in recent months to reduce the financing costs including, among others, early repayment of bank loans, a significant reduction in our unused credit facility and the adoption of a buy-back plan of bonds.”

Key Financial and Operating Indicators5

	Q3’12	Q3’11	Change
Revenues (NIS millions)	1,315	1,751	(25)%
Operating Expenses6 (NIS millions)	942	1,252	(25)%
Operating Profit (NIS millions)	217	314	(31)%
Net Profit (NIS millions)	110	172	(36)%
Free Cash Flow (NIS millions)	375	376	-
EBITDA (NIS millions)	401	529	(24)%
EBITDA Margin (%)	30%	30%	-
Cellular Subscribers (end of period, thousands)	3,042	3,201	(5)%
Quarterly Cellular Churn Rate (%)	10.4	7.2	3.2
Average Monthly Revenue per Cellular Subscriber (NIS)	97	111	(13)%
Average Monthly Usage per Cellular Subscriber (minutes)	457	410	11%

Partner Consolidated Results

	Cellular Segment			Fixed Line Segment			Elimination		Consolidated
NIS Millions	Q3’12	Q3’11	Change %	Q3’12	Q3’11	Change %	Q3’12	Q3’11	Q3’12	Q3’11	Change %
Total Revenues	1,049	1,449	(28)%	304	347	(12)%	(38)	(45)	1,315	1,751	(25)%
Service Revenues	892	1,070	(17)%	296	341	(13)%	(38)	(45)	1,150	1,366	(16)%
Equipment Revenues	157	379	(59)%	8	6	33%	-	-	165	385	(57)%
Operating Profit	184	300	(39)%	33	14	136%	-	-	217	314	(31)%
EBITDA	328	447	(27)%	73	82	(11)%	-	-	401	529	(24)%

Financial Review

In Q3 2012, total revenues were NIS 1,315 million (US$ 336 million), a decrease of 25% from NIS 1,751 million in Q3 2011.

Service revenues in Q3 2012 totaled NIS 1,150 million (US$ 294 million), decreasing by 16% compared with NIS 1,366 million in Q3 2011.

For the cellular segment, service revenues in Q3 2012 were NIS 892 million (US$ 228 million), a decrease of 17% from NIS 1,070 million in Q3 2011. The decrease largely reflected the continuing price erosion of cellular services including voice and data services, following the entry of new competitors (MVNO’s and new operators) in the first half of the year, as well as the continued decrease in revenues from roaming services. The decrease also reflected the lower postpaid cellular subscriber base which has decreased by 6% on an average basis over the past year. For the fixed line segment, service revenues totaled NIS 296 million (US$ 76million) in Q3 2012, a decrease of 13% from NIS 341 million in Q3 2011. The decrease in service revenues for the fixed line segment mainly reflected the decrease in the average subscriber base in the fixed line market over the period, as well as price erosion in fixed line services.

5 See also definitions on first page.

6  Operating expenses including cost of  revenues, selling, marketing and administrative expenses and excluding depreciation and amortization

Equipment revenues in Q3 2012 were NIS 165 million (US$ 42 million), decreasing by 57% from NIS 385 million in Q3 2011. The decrease was due to a significant reduction in the quantity of cellular equipment sold in Q3 2012 compared with Q3 2011. In line with the second quarter, the main factors that led to the reduction compared with the parallel quarter included strengthened competition for handset sales, the Company’s strategy to require more stringent payment terms, a general decrease in market demand reflecting the high proportion of smartphones sold last year, and an end to the use of special discounts for customers with new handsets.

Gross profit totaled NIS 381 million (US$ 97 million) in Q3 2012, decreasing by 30% compared to NIS 541 million in Q3 2011, principally reflecting the decrease in gross profit from cellular services and cellular equipment sales.

Operating profit in Q3 2012 was NIS 217 million (US$ 55 million), decreasing by 31% compared with NIS 314 million in Q3 2011. For the cellular segment, operating profit decreased by 39%, whereas for the fixed line segment, operating profit increased by 136%.

EBITDA in Q3 2012 totaled NIS 401 million (US$ 103 million), a decrease of 24% from NIS 529 million in Q3 2011. The cellular segment contributed EBITDA of NIS 328 million (US$ 84 million) in Q3 2012, decreasing by 27% from NIS 447 million in Q3 2011. The fixed line segment contributed EBITDA of NIS 73 million (US$ 19 million) in Q3 2012, a decrease of 11% compared with Q3 2011.

Operating expenses (including cost of service revenues, selling, marketing and administrative expenses and excluding depreciation and amortization) totaled NIS 793 million (US$ 203 million) in Q3 2012, a decrease of 17% or NIS 159 million from Q3 2011. Operating expenses in Q3 2012 were positively affected mainly by the efficiency measures implemented by the Company as well as from a one-time reduction in cellular royalty expenses in an amount of approximately NIS 20 million, which was recorded following an amendment to the royalty regulations, as well as a one-time reduction in fixed-line infrastructure expenses in an amount of approximately NIS 8 million.

Financial expenses, net in Q3 2012 were NIS 68 million (US$ 17 million), a decrease of 16% compared with NIS 81 million in Q3 2011, mainly reflecting the lower debt level (see Funding and Investing Review below).

Net profit in Q3 2012 was NIS 110 million (US$ 28 million), a decrease of 36% from NIS 172 million in Q3 2011. Based on the weighted average number of shares outstanding during Q3 2012, basic (reported) earnings per share or ADS, was NIS 0.71 (US$ 0.19), a decrease of 36% compared to NIS 1.11 in Q3 2011.

Funding and Investing Review

In Q3 2012, cash flows generated from operating activities before interest payments, net of cash flows used for investing activities ("Free Cash Flow") totaled NIS 375 million (US$ 96 million), approximately no change from NIS 376 million in Q3 2011.

Cash generated from operations decreased by 4% from NIS 513 million in Q3 2011 to NIS 491 million (US$ 125 million) in Q3 2012. The decrease was due to the decrease in net profit, partially offset by a larger decrease in trade receivables in Q3 2012 than in Q3 2011.Cash generated from operations for Q3 2011 was positively affected by arrangements made by 012 Smile with credit card companies to advance the billing cycle payments by a number of days. These arrangements improved operating cash flow by approximately NIS 37 million in Q3 2011.

The level of investment in fixed assets in Q3 2012 including intangible assets but excluding capitalized subscriber acquisition and retention costs, net, was NIS 125 million (US$ 32 million), a slight decrease of 5% compared with NIS 132 million in Q3 2011. Investment in the final quarter of 2012 is expected to be a higher level than in the previous quarters of the year; however, total annual investments will not reach the level of approximately NIS 650 million which was provided in the annual 2012 guidance in March 2012. Further to the Company’s press release in August 2012 regarding the Board of Directors’ resolution to approve a debt Buy-Back plan of the Company’s Notes, the Company executed a repurchase of Series E Notes in the amount of approximately NIS 650,000 Par value, during the same month. The Notes have subsequently been cancelled and deleted from trading.

The level of net debt7 at the end of Q3 2012 was NIS 4.07 billion, compared with NIS 4.64 billion at the end of 2011, a decrease of NIS 0.57 billion.

7 Total current and non-current borrowings less cash and cash equivalents.

Dividend Policy

As the Company reported in its press release and immediate report dated September 20, 2012, the Board of Directors resolved on September 19, 2012 to cancel the existing dividend policy for 2012, and to assess dividend distributions (and their scope) from time to time, by reference to, inter alia, the Company's cash flow, profitability, debt level, debt coverage ratios and the business environment in general.
The Board of Directors did not discuss dividend distribution for the third quarter, and it will be assessed prior to the reporting of the annual financial statements for 2012.

Business and Regulatory Developments

Regulatory Developments

1.	Competition in the Fixed-line telecommunications market

Further to the Company's press release and immediate report dated May 23, 2012 with respect to the increasing competition in the fixed-line telecommunications market, according to which the Ministry of Communications published the final policy document regarding this matter on May 2, 2012, the Company is currently conducting negotiations with Bezeq.

2.	Ministry of Communications Hearings

a.
Further to the Company's press release and immediate report dated August 14, 2012 with respect to a hearing published regarding to "calling cards for cellular and international pre-paid calls", the Ministry of Communications published its decision on August 12, 2012 and determined the following:

i.
The manner in which international operators will display the price its customers that call by using pre-paid calling cards of cellular operators shall be split and will detail the payment for the international call and the payment for the interconnect component that is passed onto the cellular operator.

ii.
The calling cards that will be marketed by the cellular operators shall be marketed in an equal manner towards all of the international operators and all of the calling cards that will be marketed by the international operators shall be marketed in an equal manner towards all of the cellular operators - at a unified and non-discriminatory price in accordance with the type of subscriber or service.

iii.	The cellular operator shall not charge the international operator any distribution, billing or collection commissions.

b.
On September 23, 2012, the Ministry of Communications published a hearing with respect to roaming during a state of emergency or during a significant continuous malfunction in which the Ministry of Communications considers determining that under certain conditions, upon the Minister of Communications instruction, cellular operators, that have their own network infrastructure, will be required to provide roaming services to the subscribers of other cellular operators that have network infrastructure, whose network has been rendered non-functioning for a significant amount of time following an event resulting from a state of emergency, a telecommunications crisis or during a significant continuous malfunction. The Company submitted its response to the hearing on October 31, 2012.

c.
On October 16, 2012, the Ministry of Communications published a hearing with respect to exemptions from erection and operation permits of Wireless Local Access Network (WLAN) access points  that operate on frequencies set forth in the Wireless Telegraph Ordinance, according to which the Ministry of Communications is considering to determine the following:

i.	To allow the installation of WLAN access points anywhere and to remove the existing limitation regarding installations in bordered surroundings only (for example: cafes, airports, malls etc.).

ii.
To allow general and exclusive general licensees for the provision of domestic fixed-line services to offer its services through the use of WLAN technology and not to allow Mobile Network Operators (MNOs) licensees or Mobile Virtual Network Operators (MVNOs) to provide their services through the same technology.

iii.	To determine that the erection and operation of the said access points shall be exempt from the need to obtain a permit.

Business Developments

1.	New Agreement with Apple Distribution International

The Company has entered into a new agreement with Apple Distribution International for the purchase and resale of iPhone handsets and accessories in Israel (the "Agreement").

The term of the Agreement is three years, during which Partner has agreed to purchase a minimum quantity of iPhone handsets per year, which will represent a significant portion of the Company's expected handset purchases over that period.

The total cost of the purchases is significant and will depend on the prices of the handsets and accessories at the time of purchase.

2.	Organizational Changes and Changes in Management

During the third quarter, the Company decided on a number of organizational changes that resulted from an operational efficiency process mandated by the changing needs of the market. The new structure included the unification of the Private and the Business Customers Divisions into one Customers Division under Mr. Avi Cohen, who until now served as VP Business Customers Division; the dismantling of the Operations Division and the transferring of its departments to report to the Chief Operating Officer, Mr. Menahem Tirosh, and to VP Human Resources, Ms. Einat Rom. Ms. Einat Rom, who served until now as VP Private Customers Division, will replace Mr. Guillermo Codner as VP Human Resources upon his requested to retire from his office. In addition, Mr. Shachar Landau, VP Operations, will retire from his office in the next few months.

Mr. Yacov Kedmi, Head of Marketing, Content & Growth Engines Division, who rejoined the Company in March 2010 for a pre-defined period of 3 years, will retire from the Company at the end of this period.

Adv. Roly Klinger has been appointed as VP Legal Affairs, Regulatory and Business Development as well as Company Secretary, upon her return from a leave of absence. Adv. Yonit Raviv, who served as interim Legal Counsel and Company Secretary during Adv. Klinger's absence, will serve as her deputy.

Cellular Segment Financial Review8

NIS Millions	Q3’12	Q3’11	Change %
Total Revenues	1,049	1,449	(28)%
Service Revenues	892	1,070	(17)%
Equipment Revenues	157	379	(59)%
Operating Profit	184	300	(39)%
EBITDA	328	447	(27)%

Total revenues for the cellular segment in Q3 2012 were NIS 1,049 million (US$ 268 million), a decrease of 28% from NIS 1,449 million in Q3 2011.

Service revenues for the cellular segment were NIS 892 million (US$ 228 million) in Q3 2012, decreasing by 17% from NIS 1,070 million in Q3 2011. The decrease mainly reflected the ongoing price erosion of cellular services including voice, data and roaming services, following the entry of new competitors in recent months, as described in the results release for Q2 2012. The decrease also reflected the lower postpaid cellular subscriber base which has decreased by 6% on an average basis over the past year.

8 Includes intersegment revenues and costs of revenues.

Revenues from cellular data and content services excluding SMS9 in Q3 2012 totaled NIS 129 million (US$ 33 million), a decrease of 25% compared with NIS 172 million in Q3 2011. The decrease mainly reflected price erosion of data and content services including browsing and other services, the lower postpaid subscriber base, and the impact of new consumer regulations in 2011 which reduced demand for content services.

SMS service revenues8 totaled NIS 105 million (US$ 27 million) in Q3 2012, a decrease of 11% compared with NIS 118 million in Q3 2011. Since over half of outgoing airtime and content and data (including SMS) revenues is derived from customers who subscribe to bundled packages which include airtime, data and SMS, the reporting of data and content service revenues relies heavily on the allocation of those revenues between the different services offered in the bundled packages. Since this distinction is not as significant as in the past. The Company is considering ending the reporting of data and content service revenues separately in the future.

In Q3 2012, the gross profit from cellular services totaled NIS 289 million (US$ 74 million), compared with NIS 384 million in Q3 2011, a decrease of 25%. This mainly reflected the reduction in cellular service revenues, partially offset by a reduction in the cost of cellular service revenues. The cost of cellular service revenues decrease was primarily due to a decrease in payroll and related expenses and a one-time reduction in cellular royalty expenses in an amount of approximately NIS 20 million, which was recorded following an amendment to the royalty regulations, partially offset by an increase in interconnect expenses as a result of growth in network traffic.

Revenues from cellular equipment sales in Q3 2012 totaled NIS 157 million (US$ 40 million), decreasing by 59% from NIS 379 million in Q3 2011. The decrease was due to a significant reduction in the quantity of cellular equipment (including handsets, modems and laptops etc.) sold in Q3 2012 compared with Q3 2011. In line with the second quarter, the main factors that led to the reduction compared with the parallel quarter included strengthened competition for handset sales, increasingly stringent payment terms, a general decrease in market demand reflecting the high proportion of smartphones sold last year, and an end to the use of special discounts for customers with new handsets.

The gross profit from cellular equipment sales in Q3 2012 was NIS 16 million (US$ 4 million), compared with NIS 87 million in Q3 2011, a decrease of 82%. This was mainly due to the lower quantity of cellular equipment sales, as well as a decrease in the profit achieved per equipment device sold.

9   In Q4 2011, the Company adjusted its allocation of credits between the different cellular services. The services revenues for Q3 2011 have been restated under the new methodology for the purposes of comparison.

Gross profit for the cellular segment in Q3 2012 totaled NIS 305 million (US$ 78 million), a decrease of 35% compared to NIS 471 million in Q3 2011.

Selling, marketing, general and administration expenses for the cellular segment in Q3 2012 amounted to NIS 148 million (US$ 38 million), decreasing by 26% from NIS 201 million in Q3 2011. The decrease mainly reflected decreases in payroll and related expenses, selling commissions and marketing and advertising expenses.

Overall, operating profit for the cellular segment in Q3 2012 was NIS 184 million (US$ 47 million), decreasing by 39% compared with NIS 300 million in Q3 2011.

EBITDA for the cellular segment totaled NIS 328 million (US$ 84 million) in Q3 2012, a decrease of 27% from NIS 447 million in Q3 2011. As a percentage of total cellular revenues, EBITDA in Q3 2012 was 31%, no change from 31% in Q3 2011.

Cellular Segment Operational Review

During the third quarter of 2012, the cellular subscriber base (including mobile data and 012 Mobile subscribers) decreased by approximately 56,000, to total approximately 3.04 million subscribers at quarter-end. The post-paid cellular subscriber base, including 012 Mobile and mobile broadband subscribers, decreased by approximately 53,000 and totaled approximately 2.15 million (71% of the base) at quarter end. The pre-paid subscriber base decreased by approximately 3,000 and totaled approximately 0.9 million (29% of the base) at quarter end.

The quarterly churn rate for Q3 2012 was 10.4% compared with 7.2% in Q3 2011 and 8.9% in Q2 2012. Following the trend of the second quarter, the high rate of churn, primarily due to increased churn in the months of July and August, largely reflects the impact on postpaid subscribers of the two new cellular operators which entered the market during the second quarter with aggressive offerings, and the MVNOs. The churn rate for September was lower than that for July and August.

Total cellular market share at the end of the third quarter is estimated to be approximately 30%, compared with 31% at the end of the previous quarter.

The monthly Average Revenue Per User (“ARPU”) for cellular subscribers for Q3 2012 was NIS 97 (US$ 25), a decrease of 13% from NIS 111 in Q3 2011. The decrease mainly reflects the ongoing price erosion, as described above.

The monthly average Minutes of Use per subscriber (“MOU”) for cellular subscribers in Q3 2012 was 457 minutes, an increase of 11% from 410 minutes in Q3 2011. This increase largely reflects the continued increase in the proportion of cellular subscribers with bundled packages that include large or unlimited quantities of minutes, and occurred despite the continued increase in the proportion of mobile broadband and laptop subscribers in the subscriber base which puts downward pressure on the MOU since such subscribers do not generate significant airtime use.

Fixed Line Segment Review10

NIS Millions	Q3’12	Q3’11	Change %
Total Revenues	304	347	(12)%
Service Revenues	296	341	(13)%
Equipment Revenues	8	6	33%
Operating Profit	33	14	136%
EBITDA	73	82	(11)%

In Q3 2012, total revenues for the fixed line segment was NIS 304 million (US$ 78 million) compared with NIS 347 million in Q3 2011, a decrease of 12%.

Fixed line segment service revenues totaled NIS 296 million (US$ 76 million) in Q3 2012, a decrease of 13% compared with NIS 341 million in Q3 2011. As described above, the decrease mainly reflected the decrease in the average subscriber base in the fixed line market over the period, as well as price erosion in fixed line services.

The total number of active fixed lines including 012 Smile was approximately 282,000 at the end of Q3 2012, compared with approximately 295,000 at the end of Q3 2011 and 281,000 and the end of the previous quarter. The ISP subscriber base was approximately 594,000 as of the end of Q3 2012, compared with approximately 632,000 at the end of Q3 2011 and 609,000 at the end of the previous quarter.

Revenues from equipment sales in the fixed line segment in Q3 2012 totaled NIS 8 million (US$ 2 million), compared with NIS 6 million in Q3 2011.

Gross Profit for the fixed line segment was NIS 76 million (US$ 19 million) in Q3 2012, compared with NIS 70 million in Q3 2011, an increase of 9%. The increase was attributable to a decrease in the cost of fixed line service revenues, which more than offset the decrease in service revenues. The decrease in the cost of service revenues mainly reflected one-time impairment expenses in Q3 2011 in the amount of NIS 17 million, and a one-time reduction in fixed-line infrastructure expenses in Q3 2012 in an amount of approximately NIS 8 million, as well as lower payments made to infrastructure providers and lower depreciation and amortization expenses.

10 The analysis includes intersegment revenues and costs of revenues.

Selling, marketing, general and administration expenses for the fixed line segment totaled NIS 44 million (US$ 11 million) in Q3 2012, a decrease of 21% from NIS 56 million in Q3 2011. The decrease was primarily related to decreases in salaries and related expenses, and in marketing and advertising expenses.

Operating profit for the fixed line segment was NIS 33 million (US$ 8 million) in Q3 2012, an increase of 136% compared to NIS 14 million in Q3 2011. The increase largely reflected the impact of the decrease in revenues, offset by the lower depreciation and amortization expenses as well as lower cost of service revenues and operating expenses, as described above.

EBITDA for the fixed line segment in Q3 2012 totaled NIS 73 million (US$ 19 million), compared with NIS 82 million in Q3 2011, a decrease of 11%, largely reflecting the impact of the lower service revenues, partially offset by a reduction in operating expenses. Over than half of the decrease in EBITDA is due to the change in the inter-segment charging following an adjustment made to transmission service prices (as reported in Q2 2012).

Conference Call Details

Partner will hold a conference call on Wednesday, November 21, 2012 at 10.00 a.m.  Eastern Time / 5.00 p.m. Israel Time.

Please call the following numbers (at least 10 minutes before the scheduled time) in order to participate: International: +972.3.918.0609, North America toll-free: + 1.888.668.9141

A live webcast of the call will also be available on Partner's website at: http://www.orange.co.il/en/Investors-Relations/lobby/

If you are unavailable to join live, the replay numbers are: International: +972.3.925.5904,

North America: +1.888.782.4291

Both the replay of the call and the webcast will be available from November 21, 2012 until November 28, 2012.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012, as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA and free cash flow before interest payments, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2012: US $1.00 equals NIS 3.912. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measures:
Earnings before financial interest, taxes, depreciation, amortization and exceptional items (including impairment charges) ('EBITDA') is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. This measure, however, should not be considered as an alternative to operating income or income for the year as indicators of our operating performance. Similarly, this measure should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA on a consolidated basis is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to around three million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand.  012 Smile is a wholly owned subsidiary of Partner Communications acquired by Partner Communications on March 3, 2011 (For further details see the press release dated March 3, 2011).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972-54-9099039 E-mail: Yaffa.cohenifrah@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD
 (An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	New Israeli shekels		Convenience translation into U.S. dollars
	September 30,	December 31,	September 30,
	2012	2011	2012
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT ASSETS
Cash and cash equivalents	600	532	153
Trade receivables	1,420	1,518	363
Other receivables and prepaid expenses	48	41	12
Deferred expenses - right of use	21	19	5
Inventories	101	162	26
Income tax receivable	18	12	5
Derivative financial instruments	7	24	2
	2,215	2,308	566

NON CURRENT ASSETS
Trade Receivables	608	856	155
Deferred expenses - right of use	147	142	38
Assets held for employee rights upon retirement, net		3
Property and equipment	1,960	2,051	501
Licenses and other intangible assets	1,220	1,290	312
Goodwill	407	407	104
Deferred income tax asset	30	30	8
	4,372	4,779	1,118

TOTAL ASSETS	6,587	7,087	1,684

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	New Israeli shekels		Convenience translation into U.S. dollars
	September 30,	December 31,	September 30,
	2012	2011	2012
	(Unaudited)	(Audited)	(Unaudited)
	In millions
CURRENT LIABILITIES
Current maturities of notes payable and other liabilities and current borrowings	25	498	6
Trade payables	770	913	197
Parent group - trade	109	142	28
Other payables	204	216	52
Deferred revenues	40	52	10
Provisions	59	65	15
Derivative financial instruments	2	3	1
	1,209	1,889	309

NON CURRENT LIABILITIES
Notes payable	2,633	2,605	673
Bank borrowings	2,014	2,068	515
Liability for employee rights upon retirement, net	48	48	12
Dismantling and restoring sites obligation	27	25	7
Other non current liabilities	11	10	3
Deferred tax liability	7	17	2
	4,740	4,773	1,212

TOTAL LIABILITIES	5,949	6,662	1,521

EQUITY
Share capital - ordinary shares of NIS 0.01 par value: authorized - December 31, 2011, and September 30, 2012 - 235,000,000 shares; issued and outstanding -
December 31, 2011 – *155,645,708 shares
September 30, 2012 – *155,645,708 shares	2	2	1
Capital surplus	1,100	1,100	281
Accumulated deficit	(113)	(326)	(29)
Treasury shares, at cost - December 31, 2011 and September 30, 2012 - 4,467,990 shares	(351)	(351)	(90)
TOTAL EQUITY	638	425	163
TOTAL LIABILITIES AND EQUITY	6,587	7,087	1,684

 * Net of treasury shares

COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2012	2011	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)
Revenues	4,314	5,409	1,315	1,751	1,103	336
Cost of revenues	3,062	3,699	934	1,210	783	239
Gross profit	1,252	1,710	381	541	320	97

Selling and marketing expenses	435	468	133	172	111	34
General and administrative expenses	192	225	59	85	50	15
Other income - net	85	74	28	30	22	7
Operating profit	710	1,091	217	314	181	55
Finance income	17	38	10	22	4	3
Finance expenses	213	277	78	103	54	20
Finance costs, net	196	239	68	81	50	17
Profit before income tax	514	852	149	233	131	38
Income tax expenses	138	221	39	61	35	10
Profit for the period	376	631	110	172	96	28

Earnings per share
Basic	2.42	4.06	0.71	1.11	0.62	0.19
Diluted	2.42	4.05	0.71	1.10	0.62	0.19
Weighted average number of shares outstanding (in thousands)
Basic	155,646	155,507	155,646	155,645	155,646	155,646
Diluted	155,662	155,922	155,679	155,726	155,662	155,679

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2012	2011	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Profit for the period	376	631	110	172	96	28
Other comprehensive income for the period, net of income tax	(12)	-	-	-	(3)	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	364	631	110	172	93	28

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Nine months ended September 30, 2012				Nine months ended September 30, 2011
	In millions				In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	2,784	820		3,604	3,222	716		3,938
Inter-segment revenue - Services	20	96	(116)		21	87	(108)
Segment revenue - Equipment	687	23		710	1,454	17		1,471
Total revenues	3,491	939	(116)	4,314	4,697	820	(108)	5,409
Segment cost of revenues - Services	1,787	656		2,443	1,962	582		2,544
Inter-segment cost of revenues- Services	96	20	(116)		87	21	(108)
Segment cost of revenues - Equipment	597	22		619	1,134	21		1,155
Cost of revenues	2,480	698	(116)	3,062	3,183	624	(108)	3,699
Gross profit	1,011	241		1,252	1,514	196		1,710
Operating expenses	465	162		627	561	132		693
Other income	84	1		85	74			74
Operating profit	630	80		710	1,027	64		1,091
Adjustments to presentation of EBITDA
–depreciation and amortization	420	123		543	448	146		594
–other (1)	8	1		9	14	1		15
EBITDA	1,058	204		1,262	1,489	211		1,700
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				543				594
- Finance costs, net				196				239
- Other (1)				9				15
Profit before income tax				514				852

(1) Mainly employee share based compensation expenses

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
SEGMENT INFORMATION

	New Israeli Shekels				New Israeli Shekels
	Three months ended September 30, 2012				Three months ended September 30, 2011
	In millions				In millions
	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated	Cellular segment	Fixed line segment	Reconciliation for consolidation	Consolidated
Segment revenue - Services	886	264		1,150	1,060	306		1,366
Inter-segment revenue - Services	6	32	(38)		10	35	(45)
Segment revenue - Equipment	157	8		165	379	6		385
Total revenues	1,049	304	(38)	1,315	1,449	347	(45)	1,751
Segment cost of revenues – Services	571	214		785	651	259		910
Inter-segment cost of revenues- Services	32	6	(38)		35	10	(45)
Segment cost of revenues - Equipment	141	8		149	292	8		300
Cost of revenues	744	228	(38)	934	978	277	(45)	1,210
Gross profit	305	76		381	471	70		541
Operating expenses	148	44		192	201	56		257
Other income	27	1		28	30			30
Operating profit	184	33		217	300	14		314
Adjustments to presentation of EBITDA
–depreciation and amortization	141	40		181	146	67		213
–other (1)	3			3	1	1		2
EBITDA	328	73		401	447	82		529
Reconciliation of EBITDA to profit before tax
- Depreciation and amortization				181				213
- Finance costs, net				68				81
- Other (1)				3				2
Profit before income tax				149				233

(1) Mainly employee share based compensation expenses

   PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2012	2011	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix A)	1,407	1,403	537	581	360	137
Income tax paid	(149)	(253)	(46)	(68)	(38)	(12)
Net cash provided by operating activities	1,258	1,150	491	513	322	125

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(278)	(247)	(90)	(104)	(71)	(23)
Acquisition of intangible assets	(99)	(121)	(37)	(36)	(25)	(9)
Acquisition of 012 smile, net of cash acquired of NIS 23 million (Appendix B)		(597)
Interest received	6	10	2	5	2	1
Consideration received from sales of property and equipment	1		1		*	*
Proceeds from derivative financial instruments, net	23	(2)	8	(2)	6	2
Net cash used in investing activities	(347)	(957)	(116)	(137)	(88)	(29)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees		1
Dividend paid	(160)	(525)	(154)	(210)	(41)	(39)
Proceeds from non-current bank borrowing		900
Proceeds from issuance of notes payable, net of issuance costs		1,136
Repayment of finance lease	(2)	(3)		(2)	(1)
Interest paid	(132)	(152)	(65)	(13)	(34)	(17)
Repayment of non-current bank borrowings	(155)	(699)	(81)	1	(40)	(21)
Repayment of current borrowings		(128)
Repayment of notes payables	(394)	(389)	(1)		(101)	(*)
Net cash provided by (used in) financing activities	(843)	141	(301)	(224)	(217)	(77)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	68	334	74	152	17	19

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	532	321	526	503	136	134

CASH AND CASH EQUIVALENTS AT END OF PERIOD	600	655	600	655	153	153

* Representing an amount of less than 1 million

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix A - Cash generated from operations and supplemental information

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2012	2011	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions
Cash generated from operations:
Profit for the period	376	631	110	172	96	28
Adjustments for:
Depreciation and amortization	524	557	175	189	134	45
Amortization of deferred expenses - Right of use	19	20	7	9	5	2
Impairment of intangible assets		17		17
Employee share based compensation expenses	9	14	2	1	2	1
Liability for employee rights upon retirement, net	(8)	(14)	(5)	(4)	(2)	(1)
Finance costs, net	52	73	22	17	13	5
Gain (loss) from change in fair value of derivative financial instruments	(6)	(10)	7	(19)	(2)	2
Interest paid	132	152	65	13	34	16
Interest received	(6)	(10)	(2)	(5)	(2)	(1)
Deferred income taxes	(11)	(7)	2	(10)	(3)	1
Income tax paid	149	253	46	68	38	12
Capital loss on sale of property and equipment		1		1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	345	(243)	180	(4)	88	46
Other	(7)	30	6	(2)	(2)	2
Increase (decrease) in accounts payable and accruals:
Parent group- trade	(33)	82	(8)	(26)	(8)	(2)
Trade	(128)	(47)	(67)	17	(33)	(17)
Other payables	(12)	(52)	(34)	53	(3)	(9)
Provisions	(6)	42	(3)	12	(1)	(1)
Deferred revenue	(12)	(2)	(4)		(3)	(1)
Increase in deferred expenses- Adaptors, net				1
Increase in deferred expenses - Right of use	(25)	(15)	(9)	(4)	(6)	(2)
Current income tax liability	(6)	(24)	(3)	3	(1)	(1)
Decrease (increase) in inventories	61	(45)	50	82	16	12
Cash generated from operations	1,407	1,403	537	581	360	137

At September 30, 2012 and 2011, trade and other payables include NIS 207 million ($53 million) and NIS 123 million in respect of acquisition of intangible assets and property and equipment, respectively.

PARTNER COMMUNICATIONS COMPANY LTD.
   (An Israeli Corporation)
   INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix B – Acquisition of 012 Smile

On March 3, 2011, the Company obtained control of 012 Smile. The fair values of assets acquired and liabilities assumed were as follows:

NIS in millions
(Audited)
Current assets	295
Deferred expenses	282
Property and equipment	159
Intangible assets	408
Goodwill	494
Other non-current assets	21
Short term bank borrowings and current maturities of long-term loans	(201)
Accounts payables and provisions	(229)
Long term bank borrowings	(579)
650
Less: Advance payment in respect of the acquisition of 012 smile	(30)
Less: cash acquired	(23)
Net cash used in the acquisition of 012 Smile	597

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels				Convenience translation into U.S. dollars**
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30,	3 month period ended September 30,
	2012	2011	2012	2011	2012	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Net cash provided by operating activities	1,258	1,150	491	513	322	125

Liability for employee rights upon retirement	8	14	5	4	2	1
Accrued interest and exchange and linkage differences on long-term liabilities	(171)	(212)	(80)	(24)	(44)	(20)
Increase (decrease) in accounts receivable:
Trade	(345)	243	(180)	4	(88)	(46)
Other, including derivative financial instruments	38	(5)	(5)	22	10	(1)
Decrease (increase) in accounts payable and accruals:
Trade	128	47	67	(17)	33	17
Shareholder – current account	33	(82)	8	26	8	2
Other	34	11	33	(65)	9	9
Income tax paid	149	253	46	68	38	12
Increase (decrease) in inventories	(61)	45	(50)	(82)	(16)	(13)
Increase (decrease) in assets retirement obligation	(1)	1	(1)	1	(*)	(*)
Financial expenses***	192	235	67	79	49	17
EBITDA	1,262	1,700	401	529	323	103
*   Representing an amount of less than 1 million
** The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at September 30, 2012: US $1.00 equals 3.912 NIS.
*** Financial expenses excluding any charge for the amortization of pre-launch financial costs

Key Financial and Operating Indicators11

NIS M unless otherwise stated	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012	Q3 2012	2010	2011
Cellular Segment Service Revenues	1,099	1,074	1,070	1,005	963	949	892	5,575	4,248
Cellular Segment Equipment Revenues	555	520	379	294	323	207	157	987	1,748
Fixed Line Segment Service Revenues	137	325	341	324	320	300	296	164	1,127
Fixed Line Segment Equipment Revenues	4	7	6	9	7	8	8	25	26
Reconciliation for consolidation	(24)	(39)	(45)	(43)	(42)	(36)	(38)	(77)	(151)
Total Revenues	1,771	1,887	1,751	1,589	1,571	1,428	1,315	6,674	6,998
Operating Profit	400	377	314	-55	248	245	217	1,860	1,036
Cellular Segment EBITDA	540	502	447	407	363	367	328	2,558	1,896
Fixed Line Segment EBITDA	45	84	82	71	75	56	73	12	282
Total EBITDA	585	586	529	478	438	423	401	2,570	2,178
EBITDA Margin (%)	33%	31%	30%	30%	28%	30%	30%	39%	31%
OPEX	763	913	952	889	872	853	793	3,382	3,517
Financial Expenses, net	59	99	81	55	55	73	68	181	294
Net Profit	254	205	172	(188)	146	120	110	1,243	443
Total Dividend Declared	210		140			160		1,220	350
Capital Expenditures	133	75	132	131	133	113	125	395	471
Free Cash Flow	256	158	376	292	223	313	375	1,502	1,082
Free Cash Flow After Interest	238	37	363	209	199	270	310	1,384	847
Net Debt	4,856	4,856	4,718	4,639	4,450	4,209	4,072	3,395	4,639
Cellular Subscriber Base (Thousands)	3,149	3,175	3,201	3,176	3,147	3,098	3,042	3,160	3,176
Cellular ARPU (NIS)	115	112	111	106	101	101	97	122	111
Cellular MOU (Minutes)	374	396	410	407	424	437	457	366	397
Cellular Churn Rate (%)	7.3%	6.5%	7.2%	8.2%	8.0%	8.9%	10.4%	21%	29%
Cellular Non-SMS content revenues	167	170	172	158	157	144	129	638	666
Cellular SMS revenues	108	109	118	122	110	115	105	387	456
Fixed Lines Subscribers (Thousands)	288	292	295	292	285	281	282	69	292
ISP Subscriber Base (Thousands)	632	632	632	632	618	609	594	60	632
Number of Employees (FTE)			8,588	7,891	7,230	6,961	6,102	6,068	7,891

11  See first page for definitions. Including the results of 012 Smile from March 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: November 21, 2012